October 14, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 393-0105

Daniel R. Herndon
President and Chief Executive Officer
Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101

Re:	Home Federal Bancorp, Inc. of Louisiana
	Form SB-2 filed on September 15th 2004
	File Number 333-119026

Mr. Herndon:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover Page - Offering Summary

1. Revise the estimated net proceeds for the maximum offering to be consistent with the amount presented on page 28. In addition, revise the estimated net proceeds per share to be consistent with the financial information presented.

2. Revise the cover page to more clearly disclose the preference in granting subscriptions that you will provide to different depositors and the ESOP plan.

Risk Factors - page 14
Higher Interest Rates Would Hurt Our Profitability - page 14

3. Consider revising the disclosure to state that a significant portion of loans have fixed interest rates and longer terms and net interest income could be adversely affected if the rates paid on deposits and borrowings increase more rapidly that the rates earned on loans. Consider also referring the investor to the discussion of exposure to changes in interest rates on page 37.

If Our Allowance for Loan Losses is Not Sufficient to Cover Actual Loan Losses...- page 15
There is Strong Competition Among Banks and other Financial
Institutions...- page 15
If We Lose Our Key Officers - page 16
We Will Have Broad Discretion Over the Use of the Proceeds from the Offering - page 17

4. To the extent possible, avoid discussions of generic risks that typically apply to most financial institutions or banks. Revise to discuss how each factor makes the offering speculative or risky, or replace this language with specific disclosure of how your company would be affected.

Our Stock Value May Suffer from Anti-Takeover Provisions...- page 17

5. Please include the Procedures for Stockholder Nominations and
Proposals from page 93 as part of the risk factor.

Federal Regulations Restricting Takeovers - page 17

6. Revise this risk factor and its heading to clarify why the fact that regulations make a takeover of the holding company more difficult would represent a risk to the investor.

Unaudited Pro Forma Data - page 29

7. Expand notes 3 and 4 to state the pro forma effects on earnings per share and pro forma stockholders equity per share at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range.

Management`s Discussion and Analysis of Financial Condition and
Results...- page 32

8. The discussion and analysis of known trends, demands, commitments, events and uncertainties is necessary to an understanding of a company`s performance. Please discuss material known trends and uncertainties regarding your financial condition and the results of operations. For example, you experienced a decline in loans, deposits and total assets in 2004 over 2003. Does management expect this trend to continue, what are the major causes of the trend? Are there specific market factors in Shreveport that caused the decline in your balance sheet? With only two years of financial statements presented, it is difficult for the investor to discern trends and so Management`s analysis is even more critical. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

9. Management has chosen to invest substantial amounts of your available funds in marketable securities. Also, you have undertaken a strategy to limit your holdings of fixed rate loans and to sell loans. Please expand your discussion to discuss the impact of this strategy on your earnings, revenues and assets.

Business of Home Federal - page 40

10. We note your statement in the Management`s Discussion that you have engaged in the sale of most of your recent originations. Please expand this section to discuss how you conduct your loan sale activities and the income that you gain from loan sales.

Consumer Loans  - page 44

11. Revise your discussion of your consumer loan types to further differentiate between different types of products. Since you indicate that you plan to emphasize consumer loans, please expand upon the particular types that management has targeted for growth.

Market Area - page 55

12. We note your risk factor on page 15, which indicates that your market area is subject to greater economic hardship that the nation as a whole. Revise this section to include additional detail regarding the economic conditions in your market area. Please refer to Item 101(b) of Regulation S-B.

Competition - page 55

13. Add additional information regarding the size of your market, a description of the major players in your home market and a discussion of Home Federal` market position. IN particular, please focus on Home Federal`s share of the deposits and loans in the market area.

Regulation - page 57
Affiliate Transaction Restrictions - page 63

14. Please make sure that your disclosure regarding "Regulation" applies to and describes the registrant`s or Home Federal Savings and Loan`s compliance therewith. For example, the subsections on Affiliate Transaction Restrictions and the Federal Reserve Section do not mention Home Federal Savings and Loan.

Taxation - page 63

15. The last sentence of the second to last paragraph states that Home Federal Savings and Loan`s income tax returns have been "closed."
Please discuss the significance of this action and whether or not this poses a risk.

State Taxation - page 65

16. The last sentence of this section provides "that the Louisiana Shares Tax will result in a material tax liability following the reorganization." It appears from your section on risk factors that the shares tax will have a continuing adverse impact on net income and return on equity as opposed to a one-time effect. Please clarify whether or not this is a one-time or continuing event.

Indebtedness of Management and Related Party Transactions - page 69

17. Please confirm that none of the loans exceed $60,000 and that the disclosure complies with Item 404 of Regulation S-B. For guidance as to the disclosure required for loans made by banks, please refer to Instruction 3 to Paragraph (c) of Item 404.

18. Please revise the disclosure in this section to note the aggregate amount of the loans made to members of the board and to officers of Home Federal.

Tax Aspects - page 76

19. Revise the heading for this section so that it better reflects the accompanying text. Consider "Material Federal Income Tax Consequences of the Reorganization."

20. We note that counsel qualifies its opinion as to the tax basis that shareholders will have in the shares that they buy (numbered point 20). Revise the disclosure to clarify why counsel must limit its opinion to being "more likely than not."

Priority 2: Employee Stock Ownership Plan - page 80

21. You refer the investor to "Risk Factors - An Increase in the
Offering Range Would Be Dilutive" in the first paragraph, however, there does not appear to be a risk factor by that name. Please clarify.

How We Determined the Price Per Share and the Offering Price - page 85

22. We note your reference on page 67 to the fact that typically the appraised value of a converting institution is discounted to the trading values of its peers. Please revise this section to specifically discuss RP Financial`s basis for the substantial discount that will be applied to the valuation of Home Federal`s shares over their peer group. In particular, please highlight the specific factors that resulted in the discount. Make similar changes to your disclosure in the Summary.

Plan of Distribution/Marketing Arrangements - page 89

23. Please provide your analysis as to how you determined that your officers and directors could rely upon Rule 3a4-1. Also, please identify the activities that the officers and directors will undertake while relying on the Rule and its safe harbor.

24. Please confirm that funds received from subscribers will be held in an appropriate escrow account prior to the completion of the offering.

Independent Auditor`s Report - page F-1

25. File a revised report of the independent auditor, which, refers to the standards of the PCAOB.

Consolidated Statements Of Cash Flows - page F-5

26. Revise the consolidated statements of cash flows line item titled, "Loan Originations and Principal Collections, Net" to present these amounts gross as Origination and Purchase of Loans Held for Sale and Sale and Principal Repayments of Loans in the operating activities section.

Note A - Summary Of Accounting Policies - Allowance For Loan Losses - Pages F-8-F-9

27. Revise your accounting policy footnote to describe how you determine the amount of each element of the allowance; specific, general based on loss factors applied to loan types by grade, and general for other environmental factors.

Note C - Securities - page F-15

28. Refer to EITF 03-01 and expand the note to provide sufficient information to understand the quantitative disclosures presented and the information that the investor considered in reaching the conclusion that the impairments are not other than temporary.

29. Tell us supplementally what kinds of MBSs comprise the securities on which you have other-than temporary losses and explain for each type how you expect their principal value to behave when interest rates rise and fall.

Note N - Off-Balance Sheet Activities - Interest Rate Floors And Caps
- page F-25

30. Revise to state the amount of purchased loans which were originated by third-party mortgage originators.

Exhibits

31. Please file your legal and tax opinion in your next amendment or as soon as possible. We may have comments once the opinions have been filed.

*	*	*

Closing Comments


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Chris Harley at (202) 942-1926 or Donald Walker at
(202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 824-5301 or me at (202) 942-1974 with any other questions.

						Sincerely,


						Christian Windsor
						Senior Attorney


cc:	Kevin M. Houlihan, Esq.
	Elias, Matz, Tiernan & Herrick L.L.P.
	734 Fifteenth Street, NW - 12th Floor
	Washington, DC  20005
Daniel R. Herndon
Home Federal Bancorp, Inc. of Louisiana
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